

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Ryan Frazier
Chief Executive Officer
Arrived Homes 3, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

       Re: Arrived Homes 3, LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 10
           Filed September 25, 2023
           File No. 024-12135

Dear Ryan Frazier:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dorrie Yale at 202-551-8776 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction

cc: John Rostom